July 1, 2009
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Energy Transfer Equity, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 1-32740

Energy Transfer Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 1-11727
     This memorandum sets forth the responses of Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 19, 2009 (the “Comment Letter”) with respect to our Annual Reports on Form 10-K for the year ended December 31, 2008 (each, an “Annual Report,” and collectively, the “Annual Reports”) and the Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009 (each, a “Quarterly Report,” and collectively, the “Quarterly Reports”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.
Staff Comments
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	In order to facilitate this review, we have not repeated comments for issues that may be applicable to Energy Transfer Partners, L.P. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Energy Transfer Equity, L.P.

Response: We acknowledge the Staff’s comment and have addressed the comments individually for each of ETE and ETP as necessary.

July 1, 2009

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 97
2.	Please present summarized market risk information for the preceding fiscal year. In addition, please discuss the reasons for any material quantitative changes in market risk exposure, if any, between the current and preceding fiscal years. Refer to Item 305(a)(3) of Regulation S-K. Also, with respect to your Form 10-Q for the quarter ended March 31, 2009, please discuss the sources and effects of material changes, if any, in your market risks between December 31, 2009 and March 31, 2009. Please see Item 305(c) of Regulation S-K.

Response: Item 7A of our Annual Reports includes information about commodity price risk and interest rate risk; this information is presented in a manner that is substantially similar to our prior periodic reports. In addition, the sensitivity analysis included in Item 7A of our Annual Reports utilizes assumptions, methodologies, and hypothetical changes that are also consistent with our prior periodic reports. As such, the quantitative information as of August 31, 2007 (our prior fiscal year-end) and as of December 31, 2007 (the end of our four-month transition period), if presented in our Annual Reports, would be substantially similar to the information included in our periodic reports for each of the respective periods. As all required information is available in our periodic reports, we respectfully request to provide the additional information in future filings. In order to fully comply with the requirements of Item 305(a)(3) of Regulation S-K, we will present summarized market risk information for the preceding fiscal year in our future filings, beginning with the Form 10-K that will be filed for the year ending December 31, 2009.
     As discussed in Item 7A of our Annual Reports, during the year ended December 31, 2008, we discontinued the trading of commodity derivative instruments (as defined by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activity) that are not substantially offset by physical or other commodity derivative positions. Although the discontinuation of trading activities has not resulted in a material quantitative change, our Annual Reports appropriately disclosed this qualitative change. Therefore, we do not believe that any additional discussion is required in our Annual Reports.
     With respect to our Quarterly Reports, our disclosure provides updated information on notional amounts, volumes and fair values of our commodity and interest rate derivatives, as well as updated sensitivity analysis. On a qualitative basis, our market risk exposures have not changed significantly from those that existed as of December 31, 2008.
Item 10. Directors, Executive Officers and Corporation Governance, page 180
3.	Please indicate if Energy Transfer Equity has any independent directors based on the independence standards applicable to you under paragraph (a)(1) of Item 407 of Regulation S-K.

Response: We acknowledge the Staff’s comment and will augment Item 10 of future ETE annual reports by including disclosure similar to the following:

July 1, 2009

•	At all times during our 2008 year, our Board of Directors was comprised of nine persons, six of whom qualify as “independent” under the NYSE’s corporate governance standards. We have determined that Messrs. Albin, Byrne, Glaske, Harkey, Hersh and Turner are all “independent” under the NYSE’s corporate governance standards.
Item 11. Executive Compensation, page 184
Compensation Discussion and Analysis, page 184
Components of Executive Compensation, page 187
4.	We note your disclosure on page 189 that “[i]n October 2008, the Compensation Committee determined that, of the unit awards subject to the achievement of performance objectives, 25% of the ETP Common Units subject to such awards eligible to vest on September 1, 2007, became vested and 75% of the awards were forfeited based on ETP’s performance for the twelve-month period ended August 31, 2008. In October 2008, the Compensation Committee approved a special grant of new unit awards that entitled each holder to receive a number of ETP Common Units equal to the number of ETP Common Units forfeited as of September 1, 2007, which new unit awards became fully vested on October 15, 2008.” Please discuss the factors that your Compensation Committee considered in making the special grant and for the unit awards to immediately become vested.

Response: In making the special grant of unit awards, the Compensation Committee considered the strong financial performance for the 12-month period ended August 31, 2008 and the success of ETP with respect to the development and completion of new pipeline construction projects during this period. The Compensation Committee also took into account the structure of the forfeited unit awards that provided for vesting based in large part upon the increase or decrease in ETP’s common unit price during such period in relation to the unit price increases or decreases of a group of selected companies during such period. In this regard, the Compensation Committee viewed the relative unit price performance of ETP’s common units as not fully reflective of ETP’s relative financial performance and new project development over this period, as compared to the selected peer group of companies. The Compensation Committee also took into account the information provided by Mercer Consulting Services to the effect that other companies with which ETP competes to attract and retain key employees generally do not require that the vesting of unit awards be subject to the satisfaction of performance objectives in addition to continued employment. As a result, the Compensation Committee determined that, in light of the contributions of the key employees of ETP towards ETP’s financial performance and in order to be competitive with its peer companies, the grant of these new unit awards, and their immediate vesting, were important to retain the employees of ETP that received these new unit awards.

To the extent necessary, we will present information similar to the foregoing in future filings for both ETE and ETP.

July 1, 2009

Item 13. Certain Relationships and Related Transactions and Director Independence, page 202
5.	Please describe your policies and procedures for the review, approval and ratification procedures of related party transactions of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Response: In order to fully comply with Item 404(b) of Regulation S-K, we will revise the Item 13 disclosure in future filings for both ETE and ETP to include the following additional information:
•	As a policy matter, the Conflicts Committee generally reviews any proposed related-party transaction that may be material to the Partnership to determine whether the transaction is fair and reasonable to the Partnership. The partnership agreement of the Partnership provides that any matter approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the General Partner or its Board of Directors of any duties they may owe the Partnership or the Unitholders.
Item 15. Exhibits and Financial Statement Schedules, page 204
6.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to the following agreements:
a.	First Supplemental Note Purchase Agreement dated as of May 24, 2001 to the August 10, 2000 Note Purchase Agreement;

b.	Redemption Agreement, dated as of September 14, 2006, between Energy Transfer Partners, L.P. and CCE Holdings, LLC
While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. The above are examples only, please review your material agreements and re-file complete agreements as necessary.
Response: We acknowledge the Staff’s comment and in future filings we will file copies of all material agreements, including all exhibits, schedules and attachments, to the extent necessary to comply with Regulation S-K.
Form 10-Q for the Quarter Ended March 31, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results..., page 37
Liquidity and Capital Resources, page 44
ETP, page 44
7.	We note your statement in the third bullet point on page 45 that you expect to contribute between $345 million and $365 million during the last nine months of 2009 to Midcontinent

July 1, 2009

Express Pipeline LLC (MEP), a joint venture with Kinder Morgan Energy Partners, L.P. You also state that if MEP obtains long-term financing in 2009 following completion of the base project, an additional capital contribution of $200 million to $250 million may be required. Please discuss why this additional capital contribution may be required if MEP obtains long-term financing, and please discuss what additional capital contribution may be required if they do not receive long-term financing. Also, please state if the $200 million to $250 million is your obligation alone, or if your joint venture partner is obligated to provide a portion of this additional financing.
Response: With respect to MEP, capital expenditures were previously funded under an existing project financing facility; however, as this facility has reached its limit of approximately $1.3 billion, we and KMP will each be required to make capital contributions until the project is completed. We expect that our capital contributions to MEP will be between $345.0 million and $365.0 million during the last nine months of 2009 to fund expenditures for the project. Following the completion of the base pipeline construction project (expected to occur in the third quarter of 2009), MEP intends to seek long-term financing; however, such refinancing may occur at any time between the completion of the base project and the expiration of the MEP Facility in February 2011. If the long-term financing is sought on a stand-alone basis without guarantees from ETP and KMP, ETP expects that each of ETP and KMP will be required to make an additional capital contribution to MEP of between $200.0 million and $250.0 million in 2009. This additional capital contribution would reduce the indebtedness of MEP to a level that we and KMP expect will be necessary in order for MEP to obtain long-term financing at reasonable terms.
To the extent necessary, we will include a more thorough discussion of these additional capital contributions to MEP in future filings.
* * * * *
     In connection with our response to the Staff’s comments, both ETE and ETP hereby acknowledge that:
•	ETP and ETE are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	ETP and ETE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

July 1, 2009

     Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,
/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer -- ETE (214) 981-0724

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer -- ETP (214) 981-0720 or (210) 403-7455

Cc:	John Meinders Grant Thornton LLP